CB FINANCIAL SERVICES, INC.

100 North Market Street

Carmichaels, Pennsylvania 15320

August 6, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CB Financial Services, Inc.
Registration Statement on Form S-4 (Commission File No. 333-196749)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

CB Financial Services, Inc. (the “Company”) hereby requests that the above referenced Registration Statement on Form S-4 be declared effective on August 8, 2014 at 9:00 a.m., or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barron P. McCune, Jr.
Barron P. McCune, Jr.
President and Chief Executive Officer